SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholder's equity	$	377,641
Less non-allowable assets:		
Commissions receivable		(3,026)
Prepaid expenses		(16,451)
Total non-allowable assets		(19,477)
Net capital before haircuts		358,164
Less haircuts		-
Net capital		358,164
Less net capital required		5,000
Excess net capital	$	353,164
Aggregate indebtedness		-
Required net capital based on aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no difference between net capital as reported in Part IIA of Form X-17a-5
and net capital as reported above.